SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

STONE ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

861642304

(CUSIP Number)

Raymond T. Hyer

4161 East 7th Ave

Tampa, Florida 33675

813-508-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

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1)	Names of Reporting Persons Raymond T. Hyer
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power 250,051
	8)	Shared Voting Power 151,854*
	9)	Sole Dispositive Power 250,051
	10)	Shared Dispositive Power 151,854*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 401,905*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) 7.07%**
14)	Type of Reporting Person (See Instructions) IN

*	Includes shares owned directly by Kathleen A. Hyer, Tara Hyer Tira, Gardiner Asphalt Corporation, Sun Coatings, Inc., and Hyer Family Foundation, Inc.
**	Based on 5,688,410 shares outstanding on November 7, 2016, as reflected in the Quarterly Report on Form 10-Q of Stone Energy Corporation filed with the SEC on November 7, 2016.

13D

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1)	Names of Reporting Persons Kathleen A. Hyer
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power
	8)	Shared Voting Power 12,054*
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 12,054*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,054*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) 0.21%**
14)	Type of Reporting Person (See Instructions) IN

*	Includes 12,054 shares owned directly by Kathleen A. Hyer.
**	Based on 5,688,410 shares outstanding on November 7, 2016, as reflected in the Quarterly Report on Form 10-Q of Stone Energy Corporation filed with the SEC on November 7, 2016.

13D

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1)	Names of Reporting Persons Tara Hyer Tira
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power
	8)	Shared Voting Power 21,490*
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 21,490*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,490*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) 0.38%**
14)	Type of Reporting Person (See Instructions) IN

*	Includes 21,490 shares owned directly by Tara Hyer Tira.
**	Based on 5,688,410 shares outstanding on November 7, 2016, as reflected in the Quarterly Report on Form 10-Q of Stone Energy Corporation filed with the SEC on November 7, 2016.

13D

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1)	Names of Reporting Persons Gardner Asphalt Corporation
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power
	8)	Shared Voting Power 105,000*
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 105,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 105,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) 1.8%**
14)	Type of Reporting Person (See Instructions) CO

*	Includes 105,000 shares owned directly by Gardner Asphalt Corporation.
**	Based on 5,688,410 shares outstanding on November 7, 2016, as reflected in the Quarterly Report on Form 10-Q of Stone Energy Corporation filed with the SEC on November 7, 2016.

13D

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1)	Names of Reporting Persons Gardner-Gibson Incorporated
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power
	8)	Shared Voting Power 105,000*
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 105,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 105,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) 1.8%**
14)	Type of Reporting Person (See Instructions) CO

*	Includes 105,000 shares owned directly by Gardner Asphalt Corporation, a wholly owned subsidiary of Gardner-Gibson, Incorporated.
**	Based on 5,688,410 shares outstanding on November 7, 2016, as reflected in the Quarterly Report on Form 10-Q of Stone Energy Corporation filed with the SEC on November 7, 2016.

13D

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1)	Names of Reporting Persons Sun Coatings, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power
	8)	Shared Voting Power 2,000*
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 2,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) 0.04%**
14)	Type of Reporting Person (See Instructions) CO

*	Includes 2,000 shares owned directly by Sun Coatings, Inc.
**	Based on 5,688,410 shares outstanding on November 7, 2016, as reflected in the Quarterly Report on Form 10-Q of Stone Energy Corporation filed with the SEC on November 7, 2016.

13D

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1)	Names of Reporting Persons Hyer Family Foundation, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power
	8)	Shared Voting Power 11,310*
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 11,310*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,310*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) 0.20%**
14)	Type of Reporting Person (See Instructions) OO

*	Includes 11,310 shares owned directly by Hyer Family Foundation, Inc.
**	Based on 5,688,410 shares outstanding on November 7, 2016, as reflected in the Quarterly Report on Form 10-Q of Stone Energy Corporation filed with the SEC on November 7, 2016.

13D

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Shares”), of Stone Energy Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by and on behalf of (i) Raymond T. Hyer (“RTH”), (ii) Kathleen A. Hyer, the spouse of RTH, (iii) Tara Hyer Tira, the daughter of RTH, (iv) Gardner-Gibson Incorporated, a Delaware corporation controlled by RTH, (v) Gardner Asphalt Corporation, a Delaware corporation and wholly-owned subsidiary of Gardner-Gibson controlled by RTH, (vi) Sun Coatings, Inc., a Florida corporation controlled by RTH, and (vii) the Hyer Family Foundation, Inc., a Florida corporation controlled by RTH (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b) The business address for each of the Reporting Persons is:

4161 East 7th Ave

Tampa, Florida 33675

(c) The primary business of each Reporting Person is:

(i)	Raymond T. Hyer - business executive in various Hyer family owned businesses.

(ii)	Kathleen A. Hyer - homemaker.

(iii)	Tara Hyer Tira - professional diving and yoga instructor.

(iv)	Gardner-Gibson Incorporated - holding company for various Hyer family owned businesses.

(v)	Gardner Asphalt Corporation - manufacturing company.

(vi)	Sun Coatings, Inc. - manufacturing company.

(vii)	Hyer Family Foundation, Inc. - Hyer family charitable foundation.

The names of the executive officers and directors, and controlling persons, of Gardner-Gibson Incorporated, Gardner Asphalt Corporation, Sun Coatings, Inc. and Hyer Family Foundation, Inc. are set forth below, and the business address of each of such persons is 4161 East 7th Ave, Tampa, Florida 33675. The principal employment of such persons is the management and operation of various companies owned by the Hyer family for which they serve as directors and officers. All of such individuals are citizens of the United States.

13D

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Gardner-Gibson Incorporated

Board of Directors:

Raymond T. Hyer

Sean Hyer

Raymond Hyer III

Robert Hyer

Michael Hyer

Timothy Hyer

Sean Poole

Executive Officers:

Chairman - Raymond T. Hyer

Chief Executive Officer - Sean Hyer

Chief Financial Officer - Sean Poole

Vice President - Raymond Hyer III

Vice President - Robert Hyer

Vice President - Michael Hyer

Vice President - Timothy Hyer

Controlling Shareholders:

Raymond T. Hyer

Sean Hyer

Raymond Hyer III

Robert Hyer

Michael Hyer

Timothy Hyer

Tara Hyer Tira

Sean Poole

Gardner Asphalt Corporation

Board of Directors:

Raymond T. Hyer

Sean Hyer

Raymond Hyer III

Robert Hyer

Michael Hyer

Timothy Hyer

Sean Poole

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Executive Officers:

Chairman - Raymond T. Hyer

Chief Executive Officer - Sean Hyer

Chief Financial Officer - Sean Poole

Vice President - Raymond Hyer III

Vice President - Robert Hyer

Vice President - Michael Hyer

Vice President - Timothy Hyer

Controlling Shareholder: Gardner-Gibson Incorporated

Sun Coatings, Inc.

Board of Directors:

Raymond T. Hyer

Michael Hyer

Sean Poole

Executive Officers:

President – Michael Hyer

Vice President – Raymond T. Hyer

Controlling Shareholders:

Raymond T. Hyer

Sean Hyer

Raymond Hyer III

Robert Hyer

Michael Hyer

Timothy Hyer

Tara Hyer Tira

Sean Poole

Hyer Family Foundation, Inc.

Board of Directors:

Raymond T. Hyer

Michael Hyer

Sean Hyer

13D

CUSIP NO. 861642304	Page 12 of 17

Executive Officers:

President – Raymond T. Hyer

Vice President – Michael Hyer

(d) None of the Reporting Persons, nor any the officers, directors or controlling shareholders of any of Gardner-Gibson Incorporated, Gardner Asphalt Corporation or Sun Coatings, Inc., or the officers or directors of Hyer Family Foundation has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any the officers, directors or controlling shareholders of any of Gardner-Gibson Incorporated, Gardner Asphalt Corporation or Sun Coatings, Inc., or the officers or directors of Hyer Family Foundation, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i)	Raymond T. Hyer, a citizen of the United States of America

(ii)	Kathleen A. Hyer, a citizen of the United States of America

(iii)	Tara Hyer Tira, a citizen of the United States of America

(iv)	Gardner-Gibson Incorporated, a Delaware corporation

(v)	Gardner Asphalt Corporation, a Delaware corporation

(vi)	Sun Coatings, Inc., a Florida corporation

(vii)	Hyer Family Foundation, Inc., a Florida corporation.

Item 3.	Source or Amount of Funds or Other Consideration.

A total of approximately $8,297,000 was paid to acquire the Shares reported as beneficially owned by the Reporting Persons. The funds used to purchase these securities were obtained from: (i) in the case of Shares held by the Reporting Person or by an individual holder, the personal funds of the person on whose behalf the securities were purchased, and (ii) in the case of Shares held by an entity, the general working capital of the entity. All Shares were purchased in the open market.

Item 4.	Purpose of Transaction.

The Reporting Persons initially purchased the Shares reported herein as passive investors based on the Reporting Persons’ belief that such securities represented an attractive investment opportunity. However, the Reporting Persons are filing this statement on Schedule 13D because the Reporting Persons now hold the Shares with a purpose or effect of changing or influencing control of the Issuer. Specifically, the Reporting Persons believe that the restructuring plan recently announced by the Issuer disproportionately impairs the interests of the Issuer’s common shareholders and unfairly advantages other stakeholders, especially the Issuer’s board of directors and management. The proposed plan is substantially divergent from plans outlined in the Issuer’s presentation at the December 10, 2015 Capital One Conference (on which date

13D

CUSIP NO. 861642304	Page 13 of 17

commodity prices were lower than corresponding prices as of the date of the filing of this Schedule 13D), and well below what the Bondholders Ad Hoc Committee offered in the Restructuring Proposal dated August 21, 2016, filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed August 23, 2016.

The Reporting Persons do not intend to support the proposed restructuring plan. To that end, the Reporting Persons have engaged Quinn Emanuel Urquhart & Sullivan, LLP to represent the Stone Energy Shareholders Ad Hoc Committee to request that an Equity Committee be appointed to represent the interests of the Issuer’s common shareholders in the bankruptcy. The Reporting Persons further intend to engage counsel to initiate a shareholders’ class action to recover losses incurred by the Issuer’s common shareholders. In addition, the Reporting Persons intend to retain financial advisors and to speak with other common shareholders of the Issuer in furtherance of the foregoing purposes, and plan to request that other common shareholders participate in funding certain expenses to be incurred in seeking the appointment of an Equity Committee.

Depending on overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their ownership of the Shares through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge the Reporting Persons’ economic exposure to the Shares without affecting the Reporting Persons’ beneficial ownership of Shares.

The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make proposals with respect to, or with respect to potential changes in, the Issuer’s operations, management, certificate of incorporation and bylaws, composition of the board of directors, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Issuer’s board of directors, other stockholders or third parties, including potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Amount Beneficially Owned:

See Response to Item 11 on cover pages.

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(b) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Response to Item 7 on cover pages.

(ii)	shared power to vote or to direct the vote:

See Response to Item 8 on cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See Response to Item 9 on cover pages.

(iv)	shared power to dispose or to direct the disposition of:

See Response to Item 10 on cover pages.

(c) The following Shares were purchased in the open market by the referenced Reporting Persons during the preceding 60 days (based on settlement date):

Purchaser	Date	Number of Shares	Price Per Share
Raymond T. Hyer	10/21/2016	1,300	$5.59
Raymond T. Hyer	10/21/2016	48,700	$5.60
Raymond T. Hyer	10/21/2016	200	$5.60
Raymond T. Hyer	10/21/2016	677	$5.64
Raymond T. Hyer	10/21/2016	100	$5.63
Raymond T. Hyer	10/21/2016	100	$5.625
Raymond T. Hyer	11/18/2016	18,960	$6.76
Raymond T. Hyer	11/18/2016	540	$6.76
Raymond T. Hyer	11/18/2016	400	$6.76
Raymond T. Hyer	11/18/2016	100	$6.76
Gardiner Asphalt Corporation	11/18/2016	25,000	$4.45

The following Shares were sold in the open market by the referenced Reporting Person during the preceding 60 days (based on settlement date):

Seller	Date	Number of Shares	Price Per Share
Tara Hyer Tira	11/14/2016	1,917	$5.28
Tara Hyer Tira	11/14/2016	42.1	$5.13
Tara Hyer Tira	11/14/2016	40	$5.13
Tara Hyer Tira	11/14/2016	.9	$5.13

(d) Except as set forth in Item 5(a), no person other than each Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 19, 2016

/s/ Raymond T. Hyer
Raymond T. Hyer

/s/ Kathleen A. Hyer
Kathleen A. Hyer

/s/ Tara Hyer Tira
Tara Hyer Tira

GARDNER ASPHALT CORPORATION

By:	/s/ Sean Poole
Sean Poole, Secretary and Treasurer

GARDNER-GIBSON INCORPORATED

By:	/s/ Sean Poole
Sean Poole, Secretary and Treasurer

SUN COATINGS, INC.

By:	/s/ Sean Poole
Sean Poole, Secretary and Treasurer

HYER FAMILY FOUNDATION, INC.

By:	/s/ Raymond T. Hyer
Raymond T. Hyer, President